Exhibit 99.2

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMPLETES SALE OF MEXICAN PORTFOLIO TO
REVOLUTION RESOURCES CORP. FOR SIGNIFICANT EQUITY INTEREST

TORONTO, ONTARIO — (Marketwired — May 9, 2013) — Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) has closed its previously announced transaction (see press release of January 30, 2013) with Revolution Resources Corp. (“Revolution”), pursuant to which the Company transferred to Revolution control of a subsidiary holding the Company’s Mexican property portfolio, which includes the Universo property and the Montaña de Oro, La Bufa and Lluvia de Oro properties totalling over 400,000 hectares in two historic mining regions of Mexico, and valued on the Company’s financial statements at approximately $2.2 million.  In return, the Company has acquired direct ownership of a total of 20,000,000 common shares of Revolution, representing 16.8% of the outstanding shares. Together with shares already held, the Company now owns directly 26,713,740 common shares of Revolution, representing 22.4% of the outstanding shares of Revolution.

In connection with the transaction, the Company and Revolution have entered into an agreement which, among other things, places certain restrictions on the transfer of shares issued to the Company for a period of 18 months and prohibits the Company from acquiring additional shares and taking certain other actions without Revolution’s consent for 18 months.  In addition, on closing and through 2014, the Company will have the right to at least two nominees to the board of directors of Revolution and the Company will continue to have rights to appoint one or more nominees depending on its level of ownership for so long as the Company holds at least 5% of the outstanding Revolution shares.

Lake Shore Gold acquired the shares for investment purposes and has no present intention to acquire any additional shares.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

2000 — 181 University Avenue
Toronto, ON M5H 3M7

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com